MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

January 22, 2019

VIA EDGAR

Mr. Christian Sandoe

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay Funds Trust (File Nos. 333-160918 and 811-22321) (the “Registrant”)

Dear Mr. Sandoe:

This letter responds to a comment that you provided telephonically on January 17, 2019 regarding the Information Statement/Registration Statement on Form N-14 (Securities Act File No. 333-228999) (the “Information Statement/Registration Statement”) filed by the Registrant on December 21, 2018. The Registration Statement/Proxy Statement relates to the proposed reorganization of the MainStay Epoch Global Choice Fund with and into the MainStay Epoch Capital Growth Fund.

Any capitalized term used in this response letter but not defined shall have the meaning given to such term in the Information Statement/Registration Statement.

Comment 1:         We note that the financial information provided in the initial filing of the Information Statement/Registration Statement is now stale. Please explain how you plan to address this.

Response: On or about January 22, 2019, we intend to file a Post-Effective Amendment to the Information Statement/Registration Statement (the “Amendment”) which will become effective immediately pursuant to Rule 485(b) under the Securities Act of 1933, as amended. The Amendment will contain updated financial information, including financial highlights for the fiscal year ended October 31, 2018.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert

Thomas C. Humbert

Assistant Secretary

cc:	J. Kevin Gao

Thomas Bogle